UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of February 2009

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on February 12, 2009: Jacada Reports Fourth Quarter and Fiscal Year 2008 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ TZVIA BROIDA
		Name:	Tzvia Broida
		Title:	Chief Financial Officer

Dated:	February 12, 2009

Jacada Reports Fourth Quarter and Fiscal Year 2008 Results

Revenue Growth of 73% and a 52% Improvement to Bottom-Line Results Exceeds Forecasts

ATLANTA--(BUSINESS WIRE)--February 12, 2009--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today reported financial results for the fourth quarter and for the fiscal year ended December 31, 2008.

For the fourth quarter of 2008, total reported revenues were $5.5 million compared to $6.1 million in the fourth quarter of 2007. Total reported revenues for the fiscal year 2008 rose 73% to $23 million compared to $13.3 million for the fiscal year 2007.

Non-GAAP gross profit for the fourth quarter was $2.7 million, or 49% gross margin, compared to $2.5 million in gross profit, or 41% gross margin in the fourth quarter last year. For the fiscal year 2008, non-GAAP gross profit was $12.1 million, or 53% gross margin, compared to $6.2 million or 47% gross margin for the fiscal year 2007.

The fourth quarter non-GAAP net loss from continuing operations improved 36% to ($1.5 million), or ($0.9) per share, when compared to ($2.3 million), or ($0.11) per share in the fourth quarter of 2007. Non-GAAP net loss for the fiscal year 2008 improved 52% to ($5.3 million) compared to a net loss of ($11 million) for the fiscal year 2007.

Total GAAP gross profit was $2.7 million, or 49% gross margin, compared to $2.3 million and 37%, respectively, in last year’s fourth quarter. For the fiscal year 2008, GAAP gross profit was $11.9 million, or 52% gross margin, compared to $5.8 million or 43% gross margin for the fiscal year 2007.

“We are pleased to have exceeded both our revenue and bottom-line guidance for 2008,” commented Paul O’Callaghan, chief executive officer for Jacada. “Our record annual revenue growth was led by a 106% increase in software license revenue. This record growth combined with improved services margins and continued improvement in operational efficiency contributed to our exceeding expectations for our bottom-line results as well. We believe we have demonstrated strong fiscal management and performance over the past eight quarters, and have managed well through this difficult period. During the fourth quarter we instituted a reduction in force and other expense containment strategies as part of our ongoing focus on reducing costs and improving our bottom line results. We remain committed to continue to make significant progress towards improving margins and reducing losses, while working hard to win new business.”

Overall GAAP net loss for the fourth quarter of 2008 was ($2.6 million), or ($0.16) per share, which includes ($1.0 million) of net loss from continuing operations and a ($1.6 million) net loss from discontinued operations. This is compared to a GAAP net income of $5.4 million or $0.26 per share for the fourth quarter of fiscal year 2007, which includes $3.3 million of net income from continuing operations and $2.1 million of net income from discontinued operations. GAAP net income for the fiscal year 2008 was $13.2 million, or $0.68 per share, which includes ($5.0 million) of net loss from continuing operations and $18.2 million of capital gain net of taxes from discontinued operations. This is compared to a GAAP net income of $4.1 million or $0.20 per share for the fiscal year 2007, which includes ($3.4 million) of net loss from continuing operations and $7.5 million of net income from discontinued operations.

“Our core value proposition of improving customer retention and reducing operating expense is a message that continues to resonate with our target markets,” continued O’Callaghan. “Our ability to implement in as little as four months, and deliver a complete return on investment in less than 12 months is seen as a very attractive alternative to large scale systems replacements, especially in a market that now demands quick time-to-value and has little appetite for long, expensive and risky large-scale application implementation projects.”

At the end of the fourth quarter of 2008 cash and investments including restricted cash were $33.1 million, compared to $33.8 million reported on December 31, 2007. The restricted cash includes $2.6 million, which is being held in escrow as part of the sale of the company’s legacy business to Software AG.

During the year, the company:

  Signed and announced eight material software and/or services contracts with new and existing customers, the most in the company’s history. The company defines a material contract as one with an initial value of $1 million or more.
  Successfully deployed the Jacada unified desktop solution in eight new customer accounts, three of which were delivered by strategic systems integration partners.
  Announced a major new release of the flagship product Jacada WorkSpace, with first-time support for the IBM WebSphere platform. Previous versions of the product were available on the BEA (Oracle) WebLogic application server only.

  Gained industry recognition when Nationwide Insurance won the prestigious InfoWorld 100 Award for their Jacada unified desktop project.
  Signed a reseller agreement with Tieto (OMX: TIE1V), a large global IT services firm. Active in more than 25 countries with approximately 16,000 employees and nearly $3 billion in revenue, Tieto is one of the largest IT services providers in Europe.

“Due to the uncertain nature of the economy and lack of visibility regarding the impact of these market conditions on our customers, we are suspending our traditional guidance at this time,” concluded O’Callaghan. “As we all await an economic recovery, Jacada will continue to manage what we can manage, and focus on the bottom line through tight expense management and other initiatives to expand our margins.”

Conference Call Details

Jacada management will host a conference call at 10:30 a.m. Eastern Time on February 12, 2009, to discuss the results with the investment community. To participate in the teleconference, please call toll-free 866-783-2144, or 857-350-1603 for international callers, and provide passcode 98976117 approximately 10 minutes prior to the start time. A (live audio) webcast will also be available over the Internet at www.jacada.com (under "About Us" then "Investors") or www.earnings.com. A replay of the teleconference will be available for three days beginning at 12:30 p.m. ET on February 12, 2009. To access the replay, dial toll-free 888-286-8010, or for international callers dial 617-801-6888, and provide passcode 29134328.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Jacada uses non-GAAP measures of operating income (loss), net income (loss) and income (loss) per share, which are adjustments from results based on GAAP to exclude discontinued operations, taxes, non-cash stock-based compensation expenses in accordance with SFAS 123R, amortization of acquired intangible assets related to acquisitions effected by Jacada in previous years, restructuring costs and devaluation of ARS. Jacada management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the on-going core operations of Jacada and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent desktop, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com.

Forward Looking Statement

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended December 31,		Three months ended December 31,
	2008	2007	2008	2007
	Unaudited
Revenues:
Software licenses	$7,647	$3,706	$1,275	$1,693
Services	13,230	7,824	3,714	3,823
Maintenance	2,178	1,812	534	633

Total revenues	23,055	13,342	5,523	6,149

Cost of revenues:
Software licenses	544	449	77	258
Services	9,728	6,354	2,573	3,418
Maintenance	856	745	187	198

Total cost of revenues	11,128	7,548	2,837	3,874

Gross profit	11,927	5,794	2,686	2,275

Operating expenses:
Research and development	4,819	4,402	1,111	1,175
Sales and marketing	8,829	9,787	1,650	2,530
General and administrative	5,583	5,249	1,571	1,673
Restructuring	451	-	451	-

Total operating expenses	19,682	19,438	4,783	5,378

Operating loss	(7,755)	(13,644)	(2,097)	(3,103)
Financial income (expenses), net	715	1,548	(308)	335

Pretax loss from continuing operations	(7,040)	(12,096)	(2,405)	(2,768)
Tax benefit	2,043	8,672	1,404	6,117
Net income (loss) from continuing operations	(4,997)	(3,424)	(1,001)	3,349
Net income (loss) from discontinued operations, net of taxes	18,234	7,540	(1,624)	2,054

Net income (loss)	$13,237	$4,116	$(2,625)	$5,403

Basic and diluted net income (loss) per share:
Continuing operations	$(0.26)	$(0.17)	$(0.06)	$0.16
Discontinued operations	$0.94	$0.37	$(0.10)	$0.10
Total	$0.68	$0.20	$(0.16)	$0.26

Weighted average number of shares used in computing basic and diluted net income (loss) per share	19,354,810	20,364,752	16,460,779	20,563,369

NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended December 31,		Three months ended December 31,
	2008	2007	2008	2007
	Unaudited
Revenues:
Software licenses	$7,647	$3,706	$1,275	$1,693
Services	13,230	7,824	3,714	3,823
Maintenance	2,178	1,812	534	633

Total revenues	23,055	13,342	5,523	6,149

Cost of revenues:
Software licenses	426	120	51	57
Services	9,649	6,262	2,573	3,395
Maintenance	853	740	187	196

Total cost of revenues	10,928	7,122	2,811	3,648

Gross profit	12,127	6,220	2,712	2,501

Operating expenses:
Research and development	4,747	4,325	1,104	1,151
Sales and marketing	8,625	9,535	1,629	2,480
General and administrative	5,081	4,884	1,510	1,583

Total operating expenses	18,453	18,744	4,243	5,214

Operating loss	(6,326)	(12,524)	(1,531)	(2,713)
Financial income, net	1,068	1,548	45	335

Pretax loss from continuing operations	(5,258)	(10,976)	(1,486)	(2,378)
Tax (expense) benefit	(83)	(54)	4	41

Net loss from continuing operations	$(5,341)	$(11,030)	$(1,482)	$(2,337)

Basic and diluted net loss per share	$(0.28)	$(0.54)	$(0.09)	$(0.11)

Weighted average number of shares used in computing basic and diluted net loss per share	19,354,810	20,364,752	16,460,779	20,563,369

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended December 31, 2008
	GAAP	Adjustments						Non-GAAP
		Amortization of acquired intangible assets	Stock-based compensation expenses	Income from discontinued operations	Tax benefit associated with discontinued operations	Restructuring	Other than temporary impairment on marketable securities

Revenues:
Software licenses	$7,647							7,647
Services	13,230							13,230
Maintenance	2,178							2,178

Total revenues	23,055							23,055

Cost of revenues:
Software licenses	544	(118)						426
Services	9,728		(79)					9,649
Maintenance	856		(3)					853

Total cost of revenues	11,128	(118)	(82)					10,928

Gross profit	11,927	118	82					12,127

Operating expenses:
Research and development	4,819		(72)					4,747
Sales and marketing	8,829		(204)					8,625
General and administrative	5,583		(502)					5,081
Restructuring	451					(451)		-

Total operating expenses	19,682		(778)			(451)		18,453

Operating loss	(7,755)	118	860			451		(6,326)
Financial income, net	715						353	1,068

Pretax loss	(7,040)	118	860			451		(5,258)
Tax (expense) benefit	2,043				(2,126)			(83)

Income (loss) from continuing operations	(4,997)	118	860		(2,126)	451	353	(5,341)
Income from discontinued operations	18,234			(18,234)				-

Net income (loss)	$13,237	$118	$860	$(18,234)	$(2,126)	$451	$353	$(5,341)

Basic and diluted net income (loss) per share:
Continuing operations	$(0.26)							$(0.28)
Discontinued operations	0.94							-

Total	$0.68							$(0.28)

Weighted average number of shares used in computing basic and diluted net income (loss) per share	19,354,810							19,354,810

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Three months ended December 31, 2008 (unaudited)
	GAAP	Adjustments						Non-GAAP
		Amortization of acquired intangible assets	Stock-based compensation expenses	Income from discontinued operations	Tax benefit associated with discontinued operations	Restructuring	Other than temporary impairment on marketable securities

Revenues:
Software licenses	$1,275							$1,275
Services	3,714							3,714
Maintenance	534							534

Total revenues	5,523							5,523

Cost of revenues:
Software licenses	77	(26)						51
Services	2,573							2,573
Maintenance	187							187

Total cost of revenues	2,837	(26)						2,811

Gross profit	2,686	26						2,712

Operating expenses:
Research and development	1,111		(7)					1,104
Sales and marketing	1,650		(21)					1,629
General and administrative	1,571		(61)					1,510
Restructuring	451					(451)		-

Total operating expenses	4,783		(89)			(451)		4,243

Operating loss	(2,097)	26	89			451		(1,531)
Financial income, net	(308)						353	45

Pretax loss	(2,405)	26	89			451		(1,486)
Tax benefit	1,404				(1,400)			4

Loss from continuing operations	(1,001)	26	89	1,624	(1,400)	451	353	(1,482)
Loss from discontinued operations	(1,624)							-

Net loss	$(2,625)	$26	$89	$1,624	$(1,400)	$451	$353	$(1,482)

Basic and diluted net loss per share:
Continuing operations	$(0.06)							$(0.09)
Discontinued operations	(0.10)							-

Total	$(0.16)							$(0.09)

Weighted average number of shares used in computing basic and diluted net loss per share	16,460,779							16,460,779

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31, 2008	December 31, 2007

	Unaudited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents *)	$11,059	$5,960
Marketable securities *)	8,915	10,869
Trade receivables	4,713	3,613
Restricted cash *)	3,199	-
Other current assets	2,022	1,736
Assets held for sale	64	7,752

Total current assets	29,972	29,930

LONG-TERM INVESTMENTS:
Marketable securities *)	9,896	16,995
Severance pay fund	586	970

Total long-term investments	10,482	17,965

PROPERTY AND EQUIPMENT, NET	1,266	992

OTHER ASSETS, NET:
Other intangibles, net	-	118
Goodwill	3,096	3,096

Total other assets	3,096	3,214

Total assets	$44,816	$52,101

*) Total Cash and Investments including restricted cash	$33,069	$33,824

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Trade payables	$1,245	$1,167
Deferred revenues	1,006	1,893
Accrued expenses and other liabilities	3,096	3,308
Liabilities held for sale	1,363	4,246

Total current liabilities	6,710	10,614

LONG-TERM LIABILITIES:
Deferred revenues	-	61
Accrued severance pay	1,120	1,522
Other liabilities	185	-

Total long-term liabilities	1,305	1,583

SHAREHOLDERS' EQUITY:
Share capital	60	59
Additional paid-in capital	75,173	73,393
Treasury shares	(17,863)	-
Accumulated other comprehensive profit	160	418
Accumulated deficit	(20,729)	(33,966)

Total shareholders' equity	36,801	39,904

Total liabilities	$44,816	$52,101

CONSOLIDATED CASH FLOWS
U.S. dollars in thousands

	Year ended December 31, 2008	Three months ended December 31, 2008

	Unaudited
Cash flows from operating activities:
Net income (loss)	$13,237	$(2,625)
Less: net loss (income) from discontinued operations, net of taxes	(18,234)	1,624

Net loss from continuing operations	(4,997)	(1,001)
Adjustments required to reconcile net loss from continuing operations to net cash used in operating activities from continuing operations:
Depreciation and amortization	817	358
Stock-based compensation related to options granted to employees and directors	860	89
Stock-based compensation related to options granted to non-employees	7	-
Accrued interest and amortization of premium on marketable securities	259	310
Loss (gain) on sales of marketable securities	19	(72)
Impairment of marketable securities	353	353
Accrued severance pay, net	(18)	(32)
Increase in trade receivables, net	(1,100)	(911)
Increase in other current assets	(478)	(203)
Increase in trade payables	78	28
Decrease in deferred revenues	(948)	(442)
Decrease in accrued expenses and other liabilities	(212)	(93)
Increase (decrease) in other long-term liabilities	185	(18)
Other	4	1

Net cash used in operating activities from continuing operations	(5,171)	(1,633)
Net cash used in operating activities from discontinued operations	(1,685)	(1,443)

Net cash used in operating activities	(6,856)	(3,076)

Cash flows from investing activities:
Investment in available-for-sale marketable securities	(29,316)	(3,900)
Proceeds from sale and redemption of available-for-sale marketable securities	37,672	7,483
Purchase of property and equipment	(987)	(116)
Increase in restricted cash	(570)	(570)

Net cash used in investing activities from continuing operations	6,799	2,897
Proceeds from sale of discontinued operations, net	22,105	-

Net cash provided by investing activities	28,904	2,897

Cash from financing activities:
Purchase of treasury shares	(17,863)	(1)
Proceeds from exercise of stock options	914	192

Net cash provided by (used in) financing activities from continuing operations	(16,949)	191

Increase in cash and cash equivalents	5,099	12
Cash and cash equivalents at the beginning of the year/quarter	5,960	11,047

Cash and cash equivalents at the end of the period	11,059	11,059
Marketable securities	18,811	18,811
Restricted cash	3,199	3,199

Total cash and investments at the end of the period including restricted cash	33,069	33,069

CONTACT:
Jacada
Tzvia Broida, 972 9 9525927
Chief Financial Officer
Tzvia@jacada.com
or
Hayden Communications
Peter Seltzberg, 212-946-2849
peter@haydenir.com